April 14, 2014

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Pamela Long, Assistant Director

Re:	Comment Letter Dated April 7, 2014
Trinseo S.A.
Registration Statement on Form S-1 filed March 14, 2014
File No. 333-194561

Dear Ms. Long:

On behalf of Trinseo S.A., a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 7, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, filed with the Commission on March 14, 2014 (File No. 333-194561) (the “Registration Statement”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm. We have set forth the Company’s responses below.

In addition, please find attached for filing with the Commission via EDGAR a complete copy of Amendment No. 1 to the Registration Statement the “Amendment”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years. The Amendment reflects certain updated information to the Registration Statement.

For your convenience, the Company is supplementally providing to the Staff four typeset copies of the Amendment that have been marked to indicate the changes from the Registration Statement, as originally filed with the Commission on March 14, 2014.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments. References to page numbers are to the page numbers of the Registration Statement.

Ms. Pamela Long	April 14, 2014

Securities and Exchange Commission

Division of Corporation Finance

General

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosures throughout the document may cause us to raise issues on areas not previously commented upon.

RESPONSE: The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments once the price range has been included in the Registration Statement. The Company intends to include all such information in a subsequent amendment to the Registration Statement.

2.	Please note that we may have comments on the legal opinion and other exhibits once you file them, and sections of the registration statement that are currently not complete, including the “Use of Proceeds”, “Capitalization”, “Dilution” and “Underwriting” sections. We will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments once the legal opinion and other exhibits have been filed and the disclosure is complete.

3.	Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

RESPONSE: The Company acknowledges the Staff’s comment and confirms to the Staff that it understands that the Staff must receive, prior to the effectiveness of the Registration Statement, a copy of the letter, or a phone call, from FINRA stating that FINRA has finished its review of, and has not objected to, the proposed underwriting arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Asset Impairments, page 71

4.	You disclose on page 51 that your effective tax rate was impacted by the tax effect of losses of $16.4 million incurred in jurisdictions such as Australia, Brazil, and Luxembourg. Please quantify on page 71 the carrying value of property, plant and equipment as well as intangible assets located in Australia, Brazil and Luxembourg. Absent this disclosure, investors are unable to assess the materiality of a future impairment charge in the event operating results in these locations don’t significantly improve. Please also disclose the factors you considered in assessing potential impairments to the assets located in Australia, Brazil and Luxembourg given the losses noted on page 51.

Ms. Pamela Long	April 14, 2014

Securities and Exchange Commission

Division of Corporation Finance

RESPONSE: In response to the Staff’s comment, please refer to the table below for the carrying values of property, plant and equipment and intangible assets located in Australia, Brazil and Luxembourg as of December 31, 2013:

(in millions)	Australia	Brazil	Luxembourg
Property plant and equipment, net	$—	$8.2	$—
Intangible assets, net	—	—	—

Carrying value of long-lived assets	$—	$8.2	$—

In Australia, the Company fully impaired all of its long-lived assets during the year ended December 31, 2013 in connection with the closure of the latex manufacturing facility in Altona, Australia. The impact of this closure is described in detail in Note T – Restructuring of the consolidated financial statements on page F-43 of the Registration Statement. The Company has no other long-lived assets or manufacturing facilities in Australia.

In Luxembourg, the Company does not have long-lived assets as entities in these jurisdictions are Holding Companies with no production or operating assets.

In Brazil, there was $8.2 million of property, plant and equipment, net recorded on the consolidated balance sheet as of December 31, 2013. These assets relate to the Company’s Latex and Compounds and Blends (or “C&B”) manufacturing facilities in Guaruja, Brazil.

The Company assesses the need for a valuation allowance on its deferred tax assets under ASC 740, “Income Taxes” which requires a “more-likely-than-not” threshold for the recognition of an allowance and places a significant amount of negative weighting on cumulative losses in recent years. However, in assessing potential impairment related to its long-lived assets in these jurisdictions, the Company follows the guidance in ASC 360-10-35. The Company considered several factors relating to its long-lived assets in Brazil consistent with those described in ASC 360-10-35-21, including current production capacity and utilization in these manufacturing facilities, long-term expected profitability of the Latex and C&B businesses in Brazil, and whether there are any adverse changes in the use of the asset group or changes in legal factors or the general business climate which could impact the value of these long-lived assets. Based upon this assessment the Company did not identify any events or circumstances indicating that the carrying value of these long-lived assets may not be recoverable as of December 31, 2013.

The Company believes that the risk of impairment of long-lived assets within the Company’s subsidiaries in Australia, Luxembourg, and Brazil is considered remote. As such, the Company has not amended the disclosures on pages 51 and 71, as the Company does not believe this information is material to an investor’s assessment of potential future impairment charges.

Financial Statements

Note N – Income Taxes, page F-27

5.	We note that valuation allowances on your deferred tax assets increased by $9.1 million in 2013, from $41.3 million to $50.4 million. We further note your reconciliation of the U.S. statutory rate to the effective tax rate on page F-28 includes a line item related to the change in valuation allowances in the amount of $16.4 million. Please provide us with a reconciliation showing the differences between the $9.1 million increase in valuation allowances on your deferred tax assets and the $16.4 million change in valuation allowances.

Ms. Pamela Long	April 14, 2014

Securities and Exchange Commission

Division of Corporation Finance

RESPONSE: The following reconciliation shows the difference between the $9.1 million increase in valuation allowances on deferred tax assets and the total $16.4 million change in valuation allowances:

				Change in balance sheet consists of
				Currency	Charged to
	Balance sheet as of			translation	cost and
(in millions)	December 31, 2013	December 31, 2012	Change	adjustment	expense
Valuation allowance (Note 1)	$50.4	$41.3	$9.1	$(1.6)	$10.7

Provision to return adjustments in current year (Note 2)					5.7

Valuation allowance per reconciliation of the U.S. statutory rate to the effective tax rate					$16.4

Note 1: These amounts are consistent with the amounts disclosed on Schedule II - Financial Statement Schedule, Valuation and Qualifying Accounts on page F-53 of the Registration Statement.

Note 2: The provision to return adjustments arose from the Company’s final income tax return submission during 2013 in the following jurisdictions with full valuation allowances: Luxembourg, China and Brazil. In the reconciliation of the U.S. statutory rate to the effective rate, the company reports provision to return adjustments with jurisdictions with a full valuation allowance on the line item Change in Valuation Allowances in the amount of $5.7million.

*    *    *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please contact the undersigned at 617-951-7802 or Rachel Phillips of our offices at 617-235-4734. Thank you for your assistance.

Very truly yours,

/s/ Craig E. Marcus
Craig E. Marcus

cc:	Christopher D. Pappas, Trinseo S.A.
John A. Feenan, Trinseo S.A.
Curtis S. Shaw, Trinseo S.A.
Barbara L. Becker, Gibson Dunn & Crutcher LLP